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Ex12

				  IDACORP, Inc.
		       Consolidated Financial Information
		       Ratio of Earnings to Fixed Charges

													   Twelve Months
					    Twelve Months Ended December 31,                                   Ended
						 (Thousands of Dollars)                                      March 31,
					    1997         1998        1999         2000             2001         2002
Earnings, as defined:
  Income before  income taxes           $  133,570    $ 133,806   $ 137,021    $ 210,701       $  189,860    $  171,833
  Adjust for distributed income of
  equity investees                          (3,943)      (4,697)       (837)      (3,116)          (1,620)       (2,609)
  Equity in loss of equity method                0          458         435          186              296           268
  investments
  Minority interest in losses of
  majority owned subsidiaries                    0         (125)        (37)      (1,468)            (612)         (405)
  Fixed charges, as below                   69,634       69,923      72,243       73,261           85,034        84,121
     Total earnings, as defined         $  199,261    $ 199,365   $ 208,825    $ 279,564       $  272,958    $  253,208

Fixed charges, as defined:
  Interest charges                      $   60,761    $  60,677   $  62,975    $  63,339       $   75,305    $   74,640
  Preferred stock dividends of
  subsidiaries-
     gross up-IDACORP rate                   7,891        8,445       8,313        8,886            8,142         7,867
  Rental interest factor                       982          801         955        1,036            1,587         1,614

     Total fixed charges, as defined    $   69,634    $  69,923   $  72,243    $  73,261       $   85,034    $   84,121

Ratio of earnings to fixed charges           2.86x        2.85x       2.89x        3.82x            3.21x         3.01x

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